

SECURI[illegible] 04015264 [illegible]MMISSION

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PROCESSED APR 02 2004 THOMSON FINANCIAL

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

SEC FILE NUMBER
8-48226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III 617-832-8600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kanter Troy Orleans & Wexler LLP
(Name - *if individual, state last, first, middle name*)

109 State Street (Address) Boston, MA 02110 (City) Massachusetts (State) 02109 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 22 2004 WASH, D.C. 181

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

P5 4

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Sheryl L. Thiboutot
NOTARY PUBLIC
My commission expires. 7/30/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C H E S T N U T S E C U R I T I E S , I N C .

March 16, 2004

Securities and Exchange Commission
Office of Filings and Information Services
450 Fifth Street
Washington, DC 20549

To Whom It May Concern:

Please find enclosed ~~one~~ two copy of the signed and notarized 2003 Part III Facing Page to be included with the2003 Audit Report for Chestnut Securities, Inc., sent previously. Please feel free to contact me at 617-832-8600 if we can provide you with any additional information.

Sincerely,

Al Holman

Albert A. Holman, III
President

Attachment: 2003 Part III Facing Page
Chestnut Securities, Inc.

ONE FINANCIAL CENTER BOSTON, MA 02111-2621
TELEPHONE: (617) 832-8600 FACSIMILE: (617) 832-8610 E-MAIL: CHESTNUT@CHESTNUTP.COM